VEDDERPRICE

VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ

COREY L. ZARSE
312-609-7785
czarse@vedderprice.com

RECEIVED
2008 MAY 13 A 9:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
MAY 15 2008
THOMSON REUTERS

SUPPL

08002479

May 8, 2008

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

CLZ/kc
Enclosures
cc: Mr. Chris Yarbrough

5/13

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OR COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated February 1, 2008
- Henderson Group plc – Return of Allotment of Shares dated March 31, 2008
- Henderson Group plc – Investor Presentation dated April 1, 2008
- Henderson Group plc – Annual Information Update dated April 1, 2008
- Henderson Group plc – Notification of Major Interests In Shares dated April 1, 2008
- Henderson Group plc – Notification of Major Interests In Shares dated April 2, 2008
- Henderson Group plc – Notification of Major Interests In Shares dated April 7, 2008
- Henderson Group plc – Change of Director's Interest Notice dated April 14, 2008

Henderson Group plc

**Update of number of securities quoted on ASX,
Voting Rights and Capital**

1 February 2008

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during January 2008.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

On 31 January 2008, Henderson Group plc's capital consisted of 724,588,260 shares with voting rights. Henderson Group plc holds 5,000,000 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 719,588,260 on 31 January 2008.

The above figure, 719,588,260, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	450,949,618 At 31 December 2007 6,103,120 Net transfers 457,052,738 At 31 January 2008
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during January 2008

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	457,052,738	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	724,588,260	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 1 February 2008
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

File No. 82-34758

BLUEPRINT OneWorld

88(2)

(Revised 2005)

RECEIVED

2008 MAY 13 A 9:46

Please complete in typescript, or in bold black capitals.

CHFP010

Return of Allotment of Shares

Company Number: 2072534

Company Name in full: Henderson Group plc

Shares allotted (including bonus shares):

(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	03	2008			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	51,265		
Nominal value of each share	£0.125		
Amount (if any) paid or due on each share *(including any share premium)*	£1.0766		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted

(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland
DX 235 Edinburgh or LP - 4 Edinburgh 2

Company No 2072534

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): THE PUBLIC	Class of shares allotted: £0.125 Ordinary	Number allotted: 51,265
Address: HSDL Nominees Limited, Trinity Road, Halifax, United Kingdom		
UK postcode: HX1 2RG		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form: 0

Signed ______________________ Date ____________

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** Please delete as appropriate

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Henderson Secretarial Services Limited, 4 Broadgate,
London, EC2M 2DA, England
Tel
DX number DX exchange

File No. 82-34758

Henderson Group plc

Henderson Group plc - Investor Presentation

Henderson Group plc
01 April 2008

Investor presentation

1 April 2008

Roger Yates will be making the following presentation at an investor conference in London today.

http://www.rns-pdf.londonstockexchange.com/rns/2337r_-2008-3-31.pdf

This presentation is also available on the Henderson Group website.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information
www.henderson.com or

Mav Wynn
Head of Investor Relations
+44 (0) 20 7818 5135 or
mav.wynn@henderson.com or

Henderson Group plc
1 April 2008
Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

Henderson Group plc

Annual Information Update

1 April 2008

Pursuant to United Kingdom Prospectus Rule 5.2, Henderson Group plc sets out below a brief description of the information published throughout the twelve months ended 1 April 2008 by the Company. Further details on the information may be obtained from the Company. All information was notified to a RIS in London and Australia. Some of the information referred to below was provided as at a specific date and may now be out of date.

01-Apr-08	Update of Securities
01-Apr-08	Holding(s) in Company
01-Apr-08	Investor Presentation
31-Mar-08	Dividend Dates
28-Mar-08	Document Viewing Facility
28-Mar-08	Notice of AGM
28-Mar-08	Annual Report and Accounts
25-Mar-08	Notice to shareholders
25-Mar-08	Holding(s) in Company
05-Mar-08	Director/PDMR Shareholding
05-Mar-08	Director/PDMR Shareholding
03-Mar-08	Update of Securities
28-Feb-08	Director/PDMR Shareholding
28-Feb-08	Director/PDMR Shareholding
27-Feb-08	2007 Full Year Results
15-Feb-08	Holding(s) in Company
01-Feb-08	Blocklisting Interim Review
01-Feb-08	Blocklisting Interim Review
01-Feb-08	Update of Securities
16-Jan-08	Holding(s) in Company
02-Jan-08	Update of Securities
18-Dec-07	Transaction in Own Shares
17-Dec-07	Transaction in Own Shares

14-Dec-07	Transaction in Own Shares
13-Dec-07	Transaction in Own Shares
12-Dec-07	Transaction in Own Shares
12-Dec-07	Holding(s) in Company
11-Dec-07	Transaction in Own Shares
10-Dec-07	Transaction in Own Shares
07-Dec-07	Transaction in Own Shares
03-Dec-07	Update of securities
03-Dec-07	Holding(s) in Company
03-Dec-07	Investor presentation
29-Nov-07	Response to ASX query
29-Nov-07	Trading update
02-Nov-07	Key dates
02-Nov-07	Holding(s) in Company
01-Nov-07	Update of Securities
24-Oct-07	Director/PDMR Shareholding
24-Oct-07	Director/PDMR Shareholding
24-Oct-07	Director/PDMR Shareholding
24-Oct-07	Director/PDMR Shareholding
24-Oct-07	Director/PDMR Shareholding
24-Oct-07	Director/PDMR Shareholding
23-Oct-07	Fractional entitlements
22-Oct-07	Confirmation of share capital
19-Oct-07	Dividend rates
17-Oct-07	Holding(s) in Company
12-Oct-07	Change in CDI code
09-Oct-07	Doc re. EGM resolutions
09-Oct-07	Confirmation of dates
09-Oct-07	Result of EGM
09-Oct-07	EGM Statement
01-Oct-07	Update of Securities
27-Sep-07	Investor presentation
03-Sep-07	Update of Securities
03-Sep-07	Circular and Notice of EGM
30-Aug-07	Holding(s) in Company
28-Aug-07	Director/PDMR Shareholding
24-Aug-07	2007 Interim Results
14-Aug-07	Holding(s) in Company
01-Aug-07	Blocklisting Interim Review
01-Aug-07	Blocklisting Interim Review
01-Aug-07	Update of Securities

25-Jul-07	Change to Director Information
18-Jul-07	Trading Statement
03-Jul-07	Holding(s) in Company
02-Jul-07	Update of Securities
27-Jun-07	Treasury Stock
27-Jun-07	Holding(s) in Company
01-Jun-07	Holding(s) in Company
01-Jun-07	Director/PDMR Shareholding
01-Jun-07	Director/PDMR Shareholding
01-Jun-07	Update of Securities
31-May-07	Holding(s) in Company
29-May-07	Holding(s) in Company
29-May-07	Holding(s) in Company
10-May-07	Holding(s) in Company
03-May-07	Doc re. AGM Resolutions
03-May-07	Result of AGM
03-May-07	AGM Statement
02-May-07	Notice of Interim Results
01-May-07	Additional Listing
01-May-07	Update of Securities
27-Apr-07	Director Declaration
27-Apr-07	Publication of Prospectus
27-Apr-07	Dividend rates
25-Apr-07	Launch of Debt issuance
23-Apr-07	New Sydney registered office
23-Apr-07	Holding(s) in Company
16-Apr-07	Debt issuance
05-Apr-07	Annual Information Update

Registrar of Companies

The Company has submitted filings to Companies House in relation to:

- The allotment of shares
- Change in Directors' particulars
- The purchase of own shares
- The filing of Group accounts
- The Company's annual return
- The Memorandum of Association
- Special resolutions passed at AGM & EGM

Copies of these documents can be found on the Companies House Direct website at www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:
www.henderson.com or

Wendy King
Deputy Group Company Secretary
Telephone: 020 7818 4233
wendy.king@henderson.com

FSA

Financial Services Authority

Henderson Group plc

1 April 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐
An event changing the breakdown of voting rights	☐
Other (please specify):__________	☐
3. Full name of person(s) subject to the notification obligation:	IOOF Holdings Ltd
4. Full name of shareholder(s) (if different from 3.):	IOOF Holdings Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	28 March 2008
6. Date on which issuer notified:	31 March 2008

7. Threshold(s) that is/are crossed or reached:	Threshold crossed: 5% to 4%
8. Notified details:	

A: Voting rights attached to shares							
Class/type of shares If possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Ordinary shares	36,926,606	36,926,606	34,248,932	34,248,932		4.76%	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**

Total (A+B)	
Number of voting rights	**% of voting rights**

34,248,932	4.76%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 29, 303 Collins Street Melbourne, Victoria 3000 AUSTRALIA
14. Contact name:	Bill Linehan (Company Secretary)
15. Contact telephone number:	+61 3 8614 4818

FSA

Financial Services Authority

Henderson Group plc

2 April 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.):	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, ARIA Scheme, Government Employees Superannuation Board, QLD Local Government Superannuation Board, Commonwealth Bank Officers Superannuation Corporation

	Pty Limited as trustee for the Officers' Superannuation Fund and Government Employees Superannuation Board of WA – Sustainable Fund
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	31 March 2008
6. Date on which issuer notified:	2 April 2008
7. Threshold(s) that is/are crossed or reached:	4% (crossing below 4%)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	32,675,371	32,675,371	28,666,360	18,537,750	10,128,610	2.57%	1.41%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	**% of voting rights**
28,666,360	3.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	James Crook, Senior Legal Counsel, AMP Capital Investors Limited

15. Contact telephone number:	+61 2 9257 1512

File No. 82-34758

Financial Services Authority

FSA

Henderson Group plc

7 April 2008

Attached is a notification which was required to be announced under London Stock Exchange Listing Rules

ATTACHED IS A NOTIFICATION WHICH WAS REQUIRED TO BE ANNOUNCED UNDER LONDON STOCK EXCHANGE LISTING RULES.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.):	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, ARIA Scheme, Government Employees Superannuation Board, QLD Local Government Superannuation Board, Commonwealth Bank Officers

	Superannuation Corporation Pty Limited as trustee for the Officers' Superannuation Fund and Government Employees Superannuation Board of WA – Sustainable Fund
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4 April 2008
6. Date on which issuer notified:	7 April 2008
7. Threshold(s) that is/are crossed or reached:	4% (crossing above 4%)
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	28,666,360	28,666,360	29,160,855	18,186,797	10,974,058	2.53%	1.52%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]

Type of financial instrument	Expiration date[i]	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
29,160,855	4.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	James Crook, Senior Legal Counsel, AMP Capital Investors Limited
15. Contact telephone number:	+61 2 9257 1512

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GERALD PAUL AHERNE
Date of last notice	5 MARCH 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	14 APRIL 2008
No. of securities held prior to change	NIL
Class	12.5 PENCE ORDINARY SHARES (UK STERLING)
Number acquired	1,000
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	112.225 PENCE PER ORDINARY SHARE
No. of securities held after change	1,000

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	PURCHASE OF SHARES

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

END